July 3, 2025

Michel Brousset
Chief Executive Officer
Waldencast plc
81 Fulham Road
London, SW3 6RD
United Kingdom

       Re: Waldencast plc
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-40207
Dear Michel Brousset:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F filed March 20, 2025
Goodwill, page F-24

1.     We note that you performed an annual goodwill impairment test on October
1,
       2024 and recognized a goodwill impairment charge of $5.0 million. Given the significance of your goodwill balance and that your market capitalization continues to be significantly less than your total equity, please expand your disclosures to provide additional insight as to how you determined the amount of the impairment charge to record as well as the probability of a future goodwill impairment. Please address the following in your disclosures:
           Your consideration of the current market capitalization in your determination of fair value;
           The percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test. Address how you determined such fair value in light of your current market capitalization;
           The specific critical assumptions used in your fair value determination;
           The degree of uncertainty associated with your key assumptions and how changes
 July 3, 2025
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           in key assumptions could impact your fair value determination; and
             Potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Nudrat Salik at 202-551-3692 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services